Exhibit 99.1

STEADY GROWTH GOOD JOBS

April to December 2014

CONTENTS

Introduction

Quarterly Financial Results

Economic Performance and Outlook

INTRODUCTION

Budget 2014 provided the financial overview of the Government Reporting Entity (GRE), which includes core government and Crown organizations, government business entities and public sector organizations such as regional health authorities, school divisions, universities and colleges. Manitoba’s summary budget aligns with the accounting standards set by the Public Sector Accounting Board (PSAB) and fully reflects Generally Accepted Accounting Principles (GAAP).

The financial information in this quarterly financial report is presented in the same format as the budget. The third quarter financial report presents information on the GRE for the nine months ending December 31, 2014 as well as a projection for the year end. The report also contains an economic performance and outlook.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2014

GOVERNMENT REPORTING ENTITY (GRE)

Manitoba remains committed to a balanced approach for delivering services while recognizing that global economic conditions remain uncertain. This approach is demonstrated by the protection of the services Manitoba families count on and by making strategic investments in core infrastructure to support economic growth and create new training and job opportunities.

The summary forecast for fiscal year 2014/15 is a net loss of $394 million, a negative variance of $37 million from the net loss of $357 million included in Budget 2014.

Core revenues are $133 million higher than budget primarily as a result of the projected recovery of flood related expenditures from Canada, higher projected income taxes and a one-time accounting adjustment related to pensions in the Manitoba Liquor and Lotteries Corporation.

Core expenditures are projected to be $177 million over budget mainly as a result of heavy summer rains that caused flooding in western Manitoba. Expenditures for disaster financial assistance and compensation programs for agricultural producers are expected to reach $119 million.

Additional expenditure pressures are currently projected for health care, funding for AgriStability program costs and child protection.

At the end of the third quarter, projections for the consolidation impacts and Other Reporting Entities indicate an improvement of $60 million from budget, primarily due to higher than anticipated net income for Government Business Enterprises.

Government continues to carefully review expenditures to reduce costs where possible without jeopardizing services to Manitobans.

Budgeted Summary Net Income/(Loss)

For the Fiscal Year Ending March 31, 2015

UNAUDITED

	2014/15 Projection			2014/15 Budget
(Millions of Dollars)	Core Government	Consolidation Impacts and Other Reporting Entities	Summary	Core Government	Consolidation Impacts and Other Reporting Entities	Summary	Summary Variance

Revenue	12,078	2,706	14,784	11,945	2,685	14,630	154

Expenditure	12,516	2,699	15,215	12,339	2,798	15,137	78

In-Year Adjustment/Lapse*	(17)	(20)	(37)	(70)	(80)	(150)	113

NET INCOME (LOSS)	(421)	27	(394)	(324)	(33)	(357)	(37)

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2014

QUARTERLY FINANCIAL RESULTS

The unaudited net result of the Government Reporting Entity for the first nine months of the fiscal year is a net income of $201 million.

The revenue variance is primarily the result of favorable results in the Government Business Enterprises and the expenditure variance is a result of timing.

Government Reporting Entity Operating Statement

UNAUDITED

	Year-to-Date to December 31
	2014/15			2013/14
($000s)	Actual	Estimated	Variance	Actual1

Revenue
Income Taxes	2,631,240	2,636,507	(5,267)	2,483,102
Other Taxes	3,113,578	3,123,824	(10,246)	3,194,800
Fees and Other Revenue	1,556,085	1,550,674	5,411	1,520,399
Federal Transfers	2,844,275	2,813,415	30,860	2,830,615
Net Income of Government
Business Enterprises	612,997	459,577	153,420	612,669
Sinking Funds and Other Earnings	174,573	193,996	(19,423)	186,585

Total Revenue	10,932,748	10,777,993	154,755	10,828,170

Expenditure
Health, Healthy Living and Seniors	4,359,200	4,337,094	22,106	4,169,747
Education and Advanced Learning	2,532,549	2,510,810	21,739	2,882,218
Family Services	810,422	819,112	(8,690)	797,228
Community, Economic and
Resource Development	1,751,623	1,760,937	(9,314)	1,685,359
Justice and Other Expenditures	667,646	675,952	(8,306)	677,784
Debt Servicing Costs	609,954	617,497	(7,543)	607,602

Total Expenditure	10,731,394	10,721,402	9,992	10,819,938

NET INCOME (LOSS)	201,354	56,591	144,763	8,232

1.	For comparative purposes the 2013/14 Actual has been re-stated to reflect the 2014/15 appropriation structure.

Core government revenue and expenditure details are provided in Appendix I and II on pages 10 and 11 and information on core government capital investment can be found in Appendix III on page 12.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2014

INFRASTRUCTURE INVESTMENT

Budget 2014 reinforced the government’s commitment to infrastructure by introducing a new five-year, $5.5 billion core infrastructure plan to focus investments on roads, highways and bridges, flood protection and municipal infrastructure.

To meet these important infrastructure needs, the government has committed that over the five year period, it will invest more than the revenue raised from the additional point of PST introduced last year into new investments in core infrastructure, over and above the existing base levels. In 2012/13, prior to the increase in the PST, the base level of investment in core infrastructure totaled $729 million.

Core infrastructure investment was budgeted to reach $1,026 million in 2014/15. The 2014/15 third quarter projection of $1,002 is $24 million short of the plan.

The total federal contributions towards core infrastructure are projected to be $34 million more than expected as a result of flood related recoveries from Canada due to the shift in planned construction work to address flood response and repair.

Government has committed to address under-investments in any year of the plan, as well as the 2013/14 fiscal year, by increasing investments in future years to meet the full infrastructure commitment prior to March 31, 2019. As such, the core infrastructure plan will be reviewed and rebased each year to recognize any variances in the PST revenues and investments.

Progress on the five-year plan as well as its economic impacts will be independently reviewed and publicly reported after the close of the fiscal year.

Five-Year Core Infrastructure Plan

	Full Year
	2014/15			2013/14
(Millions of Dollars)	Forecast	Budget	Variance	Actual
Base Funding Level	729	729	—	729
1 point PST commitment	276	276	—	190

Investment Commitment	1,005	1,005	—	919

Roads, Highways and Bridges	675	707	(32)	532
Flood Protection	53	42	11	78
Municipal Infrastructure*	274	277	(3)	256

Total Investment Year-One	1,002	1,026	(24)	866

Less: Federal Revenue	(51)	(17)	(34)	(22)

Net Investment Year-One	951	1,009	(58)	844

*	Building Manitoba Fund net of transit operating grants

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2014

SPECIAL ACCOUNTS

Fiscal Stabilization

Manitoba’s balanced financial strategy maintains the legislated requirement to dedicate at least $600 million of the funds set aside in this account to retire a portion of the debt and interest expense associated with the core government operating shortfalls incurred during the economic recovery period. In 2014/15, $55 million will be withdrawn for debt repayment.

Pension Assets

The trust conditions of the funds held in the Pension Asset Fund are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are classified as pension assets and will be accounted for and reported in keeping with GAAP for senior governments.

The fund balance is projected to increase in 2014/15 for net investment earnings.

Net investment earnings include the expected rate of return during the year and adjustments to market related value. Under GAAP, market fluctuations of pension assets are not recorded in the year in which they occur, but are recognized over the employee average remaining service life (EARSL).

PROVINCIAL BORROWINGS, GUARANTEES AND OBLIGATIONS

Manitoba’s borrowing requirement identified in Budget 2014 was $4.8 billion, including refinancing of $2.4 billion and new cash requirements, net of estimated repayments of $2.4 billion.

New cash requirements are necessary for general government purposes, capital investments by departments, health facilities, post-secondary institutions and Manitoba Hydro. Estimated repayments are primarily for departmental capital investment and general purpose borrowings.

At the end of third quarter, Manitoba’s borrowing requirement has been revised to $4.9 billion. The revision is primarily due to increased borrowing for general government purposes and health programs.

The total of outstanding borrowings, guarantees and obligations reflects the province’s gross borrowing obligations, but it does not take into consideration liquid assets available to pay down those obligations. While the total of outstanding provincial borrowings fluctuates during the fiscal year as a result of the timing of borrowing activities of the province, the year end forecast remains unchanged from that stated in the budget, as shown in the table on the following page.

As borrowings may be used to finance capital related projects, net debt may grow in absolute terms from time to time as needed investments in core infrastructure and other capital assets – like schools and hospitals –are made. It is therefore important to measure change in net debt against the growth of the economy. As a result of the decision to continue to invest in infrastructure and other projects, Budget 2014 projected the net debt to GDP ratio at 29.8%. Net debt to GDP is currently forecast to be 29.5%, a slight decrease from budget.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2014

Provincial Borrowings, Guarantees and Obligations

	2014/15 Forecast		March 31, 2014
Provincial Borrowings, Guarantees and Obligations[1]	$ millions	$ Per Capita*	$ millions	$ Per Capita*
General Government Programs	9,465	7,383	9,105	7,195
General Government Programs – Pension Liability	2,595	2,024	2,595	2,051
The Manitoba Hydro-Electric Board	12,588	9,819	10,838	8,565
Other Crown Organizations	2,655	2,071	2,511	1,984
Health Facilities	1,477	1,152	1,252	989
Other	5	4	9	7
Capital Investments	4,488	3,501	4,020	3,177

Subtotal[2]	33,273	25,954	30,330	23,968

Other Obligations
Pension Liability	7,761		7,446
Pension Assets	(5,500)		(5,408)

Net Pension Liability	2,261		2,038
Debt incurred for and repayable by The Manitoba Hydro-Electric Board	(12,418)		(10,573)
Education and Health Debt held by Government Enterprises	681		600
Other Debt of Crown Organizations	266		281

Subtotal	(9,210)		(7,654)

Total Provincial Borrowings, Guarantees and Obligations	24,063		22,676
Adjustments to arrive at Summary Net Debt
Guarantees	(170)		(265)
Net Financial Assets	(5,149)		(5,067)

Summary Net Debt[3]	18,744	14,620	17,344	13,706

Summary Net Debt as a percentage of GDP	29.5%		28.3%

Notes: Provincial Borrowings, Guarantees and Obligations

1.	Provincial borrowings, guarantees and obligations are net of sinking funds.
2.	Provincial Borrowings and Guarantees are payable in Canadian and U.S. dollars. As at December 31, 2014, total provincial borrowings and guarantees were payable 95% in Canadian dollars and 5% in U.S. dollars. Of this total, General Government Program borrowing and Other Crown organizations borrowings were 100% payable in Canadian dollars. Manitoba Hydro borrowings were payable 85% in Canadian dollars (83% at March 31, 2014) and 15% in U.S. dollars (17% at March 31, 2014).
3.	Net financial assets and summary net debt as a percentage of GDP include the projected impact of other comprehensive income (OCI). Changes in OCI are based upon market value measurements at year-end and reflect a change to the book value of investments held by GBEs and the value of the Canadian dollar against the U.S. dollar on U.S. debt held by Manitoba Hydro. The OCI forecast does not impact summary net income.

*	Per capita is based upon Statistics Canada population figures at July 1.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2014

ECONOMIC PERFORMANCE AND OUTLOOK

The speed and magnitude of the drop in global oil prices has significantly increased the level of concerns about the near term economic outlook, particularly in Canada where oil production is a large component of the economy. As a result, the Canadian dollar relative to the U.S. currency has depreciated by over 11% in just six months.

The International Monetary Fund (IMF) notes that the reductions in both higher-cost oil production and investment activity in the global energy sector will overshadow the positive boost from lower energy prices. As a result, the IMF lowered its medium term growth outlook for the global economy by 0.3% to 3.5% in 2015 and 3.7% in 2016.

The overall impact from the drop in oil prices will be uneven among countries with net oil importing regions benefiting from lower prices while high-cost oil producing regions being adversely affected.

The U.S. economy, Manitoba’s largest international trading partner and a net importer of energy, is expected to gain from lower oil prices. With momentum already building in the U.S. economy, the IMF has revised inflation adjusted GDP growth up by 0.5% in 2015 to 3.6%. Growth is expected to reach 3.3% in 2016.

China, also a net importer of energy, will benefit from lower prices. However, the recent reforms to help rebalance the economy and to mitigate the risks in the housing and financial markets are expected to restrain growth to 6.8% in 2015 from an estimated real growth of 7.4% in 2014.

In the Euro Area, high-debt levels and low inflation continues to dampen any sustained growth in spending and has kept the unemployment rate relatively high. Falling energy prices are further elevating concerns of a deflationary cycle in the region.

The unexpected drop in oil prices has also clouded the near term economic outlook for provinces. Major commercial banks and other economic forecast agencies are frequently revising their medium term forecasts. The latest revisions show lower growth prospects for oil-producing provinces. Forecast growth for provinces with a larger concentration in manufacturing is higher as these regions are expected to gain from both a strengthening U.S. economy and the currency depreciation.

Reflecting a completion of several large construction projects and a return to a normal grain harvest in 2014 after a bumper crop in 2013, real GDP growth in Manitoba is estimated to slow to 2.0% in 2014 down from 2.4% in 2013.

Based on Manitoba Finance’s survey of economic forecasters, real GDP is expected to increase by 2.6% in 2015 with support from manufacturing and export sales and from the $5.5 billion five-year core infrastructure investment plan.

With oil prices falling, nominal GDP is projected to increase by 3.8% in 2015, down by 0.6% from the Budget 2014 forecast of 4.4%.

Inflation in Manitoba was reported at 1.9% in 2014, near the national average of 2.0%. Sales in tobacco, alcohol, shelter and food boosted consumer prices, while sales in clothing & footwear, health & personal care, recreation, transportation, energy and household operations eased pressure on prices. For 2015, lower energy prices are expected to moderate the consumer price increase to 1.3% in Manitoba and to 1.2% in Canada.

For a number of years now, Manitoba has been supported by strong population growth. The annual increase in population has more than doubled in the last five years compared to the previous five years. In the last three

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2014

years, population growth has been third highest among provinces following Alberta and Saskatchewan.

In 2014, Manitoba’s population increased by 16,600 persons or 1.3% above the national increase of 1.1%.

Labour market performance in Manitoba has been very balanced over the last two years with employment and the labour force growing at about the same pace. This has kept the unemployment rate flat at 5.4% in both 2013 and 2014.

Since April 2014 employment has increased by 14,500 new jobs and the labour force has expanded by 16,400 new entrants. Over the same time period, part-time positions were replaced by full-time positions with 21,000 full-time jobs created since April 2014.

The increase in full-time work is being reflected in employment earnings. Manitoba’s average weekly earnings increased by 4.1% in 2014, the strongest growth since 2007 and the second highest among provinces. The gains are relatively broad based with the health care sector leading the increase followed by accommodation and food service industries, construction and manufacturing.

Manitoba retail sales advanced by 3.8% on a year-to-date basis in the first 11 months of 2014, closely matching the annual growth in 2013 (3.9%). Retail sales growth during 2014 was fifth highest among provinces.

After increasing by over 7.0% annually over three years, new motor vehicle sales softened in 2014 to 2.1%, on a year-to-date basis. Sales of passenger vehicles fell by 7.9% while sales of trucks, minivans and SUV’s increased by 7.2%.

Manufacturing sales strengthened last year. Through November 2014, sales of manufactured goods from Manitoba increased by 2.6% compared to the same period in 2013. The improvement was largely attributed to an increase in furniture products (9.9%), transportation equipment (6.2%), fabricated metals (5.8%), and machinery and equipment (3.5%). These gains were offset by losses in wood products (-12.2%) and food manufacturing (-2.9%).

Foreign merchandise exports from Manitoba increased by 6.5% in 2014 after a 10.4% gain in 2013. Exports to the U.S. market increased by 7.2% to a record $9.0 billion in sales while exports to non-U.S. markets increased by 5.0% to $4.3 billion.

Despite the completion of several major construction projects, the value of building permits issued in Manitoba continued to soar in 2014. Over the past three years, Manitoba has been ranked either first or second highest in growth in the value of building permits among provinces. Within the same period, the value of permits jumped by almost a $1 billion from $1.84 billion in 2011 to $2.81 billion in 2014.

In 2014, non-residential building permits were valued at $1.3 billion and residential building permits were valued at $1.6 billion.

Strong population growth and a stable interest rate environment has been the main contributing factor to a solid housing market in Manitoba. In each of the last four years, housing starts have been above 6,000 units in the province, the strongest levels since the mid-1980s. In 2014, housing starts reached 6,220 units. There were 3,149 single units and 3,071 multiple units started last year.

Coming off a record harvest in 2013, the 2014 agricultural season was somewhat impacted by adverse weather conditions. A late and wet spring delayed seeding and increased the number of acres that were left unseeded. The harvest was delayed by cooler weather in the fall. As a result, the overall crop production volumes decreased.

Production of wheat was down by 29% while canola was down by 19%. Barley and corn production was down by 50% and 43%, respectively. Despite the weather conditions,

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2014

soybean, a hardier crop, saw a small increase (4%) in production last year.

The record harvest in 2013 generated record farm cash receipts from crop production. Manitoba crop receipts increased by 25% in 2013 to $3.4 billion – the first time for Manitoba crop receipts to surpass the $3.0 billion mark. Following the sale of this extraordinary harvest, crop receipts are down by 0.7% in the first nine months of 2014.

Despite the 2009 U.S. Country of Origin Labeling (COOL) legislation that requires tracking beef and pork from birth through to the meat processing and distribution channels, Manitoba livestock producers are reporting strong gains in sales through the first nine months of 2014.

With increasing demand and a limited supply of meat, cattle producers reported a 36% increase in cattle and calves cash receipts in the first nine months of 2014, compared to the first nine months of 2013, the largest year-over-year increase since 2006. Farm cash receipts from hogs increased by 36% over the same period.

For monthly updates and more details please see the Manitoba Economic Highlights and Statistics at:

http://www.gov.mb.ca/finance/pdf/highlights.pdf &

http://www.gov.mb.ca/finance/pdf/statistics.pdf

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2014

2014/15 Core Government Revenue by Source UNAUDITED	Appendix I

	Year-to-Date to December 31				Full Year
	2014/15			2013/14 Actual	2014/15			2013/14 Actual
($000s)	Actual	Estimated	Variance		Forecast	Budget	Variance
Income taxes
Individual Income Tax	2,292,844	2,296,230	(3,386)	2,184,001	3,113,400	3,101,900	11,500	2,978,304
Corporation Income Tax	338,396	340,277	(1,881)	299,101	560,200	530,100	30,100	467,797

Subtotal: Income Taxes	2,631,240	2,636,507	(5,267)	2,483,102	3,673,600	3,632,000	41,600	3,446,101

Other Taxes
Corporations Taxes	179,619	184,631	(5,012)	180,805	249,600	268,600	(19,000)	246,944
Fuel Taxes	247,702	243,736	3,966	250,377	326,100	326,100	-	322,253
Land Transfer Tax	73,192	76,096	(2,904)	74,478	89,500	89,500	-	87,567
Levy for Health and Education	335,344	337,510	(2,166)	336,525	446,900	446,900	-	426,867
Retail Sales Tax	1,712,125	1,708,834	3,291	1,579,214	2,207,000	2,207,000	-	2,024,952
Tobacco Tax	203,593	209,471	(5,878)	220,656	267,300	286,300	(19,000)	272,124
Other Taxes	9,611	9,060	551	6,687	15,195	13,956	1,239	10,224

Subtotal: Other Taxes	2,761,186	2,769,338	(8,152)	2,648,742	3,601,595	3,638,356	(36,761)	3,390,931

Fees and Other Revenue
Fines and Costs and Other Legal	41,386	41,035	351	39,972	54,380	52,187	2,193	52,276
Minerals and Petroleum	12,779	12,467	312	13,831	16,974	18,861	(1,887)	17,724
Automobile and Motor Carrier Licences and Fees	115,144	112,030	3,114	111,384	150,500	150,500	-	151,331
Parks: Forestry and Other Conservation	23,505	22,878	627	22,106	34,745	34,190	555	33,945
Water Power Rentals	87,293	86,976	317	90,530	117,800	125,000	(7,200)	119,106
Service Fees and Other Miscellaneous Charges	76,018	77,214	(1,196)	79,387	176,686	171,175	5,511	229,341
Revenue Sharing from SOAs	14,238	14,188	50	20,298	28,800	18,050	10,750	27,130

Subtotal: Fees and Other Revenue	370,363	366,788	3,575	377,508	579,885	569,963	9,922	630,853

Federal Transfers
Equalization	1,312,462	1,312,462	-	1,351,150	1,749,900	1,749,900	-	1,799,228
Canada Health Transfer (CHT)	872,992	867,246	5,746	822,192	1,168,388	1,156,308	12,080	1,089,908
Canada Social Transfer (CST)	340,306	339,920	386	326,571	454,400	453,200	1,200	435,391
Infrastructure Renewal	-	-	-	-	16,900	16,900	-	17,645
Shared Cost and Other Transfers	77,560	70,986	6,574	80,645	231,965	153,054	78,911	182,827

Subtotal: Federal Transfers	2,603,320	2,590,614	12,706	2,580,558	3,621,553	3,529,362	92,191	3,524,999

Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor and Lotteries Corporation	381,000	401,500	(20,500)	377,000	575,000	575,000	—	562,145
– Extra Ordinary Item – Pension Adjustment*	—	—	—	—	26,100	—	26,100	—

Subtotal: Net Income of GBEs	381,000	401,500	(20,500)	377,000	601,100	575,000	26,100	562,145

Total Revenue	8,747,109	8,764,747	(17,638)	8,466,910	12,077,733	11,944,681	133,052	11,555,029

*	The Manitoba Liquor and Lotteries Corporation extra ordinary item is related to a one-time pension adjustment that will occur this fiscal year only.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2014

2014/15 Core Government Expenditure by Sector/Department UNAUDITED	Appendix II

	Year-to-Date to December 31				Full Year
	2014/15			2013/14		2014/15		2013/14
($000s)	Actual	Estimated	Variance	Actual1	Forecast	Budget2	Variance	Actual
Health
Health, Healthy Living and Seniors	4,031,311	4,035,033	(3,722)	3,874,110	5,424,623	5,382,077	42,546	5,284,082
Education
Education and Advanced Learning	1,822,893	1,830,374	(7,481)	1,772,494	2,433,400	2,430,362	3,038	2,365,232
Family Services
Children and Youth Opportunities	28,661	33,711	(5,050)	33,538	48,859	49,212	(353)	47,204
Family Services	824,684	829,614	(4,930)	799,874	1,144,298	1,129,646	14,652	1,089,226

Total Family Services	853,345	863,325	(9,980)	833,412	1,193,157	1,178,858	14,299	1,136,430
Community, Economic and Resource Development
Aboriginal and Northern Affairs	24,780	26,066	(1,286)	24,634	34,038	34,226	(188)	33,499
Agriculture, Food and Rural Development	127,187	131,817	(4,630)	134,239	228,107	212,489	15,618	216,553
Conservation and Water Stewardship	110,377	110,423	(46)	107,545	143,766	145,686	(1,920)	147,576
Housing and Community Development	75,423	75,403	20	75,404	78,973	79,119	(146)	82,006
Infrastructure and Transportation	491,348	472,567	18,781	439,328	662,524	660,780	1,744	613,079
Jobs and the Economy	503,337	502,564	773	478,394	687,756	675,361	12,395	654,690
Mineral Resources	8,295	8,799	(504)	8,460	13,915	12,040	1,875	15,056
Municipal Government	206,712	212,351	(5,639)	242,824	421,674	423,341	(1,667)	397,814

Total Community, Economic and Resource Development	1,547,459	1,539,990	7,469	1,510,828	2,270,753	2,243,042	27,711	2,160,273

Justice and Other Expenditures
Legislative Assembly	29,472	31,381	(1,909)	28,677	42,639	44,324	(1,685)	40,671
Executive Council	3,414	3,006	408	3,230	4,096	4,096	—	3,989
Civil Service Commission	15,447	15,865	(418)	15,189	20,141	20,141	—	19,755
Employee Pensions and Other Costs	(2,778)	(4,089)	1,311	(4,946)	13,821	13,899	(78)	11,824
Finance	46,632	46,443	189	48,897	65,193	67,410	(2,217)	60,016
Justice	359,088	361,683	(2,595)	359,141	534,974	536,586	(1,612)	525,341
Labour and Immigration	19,709	20,253	(544)	24,327	28,098	29,572	(1,474)	33,793
Multiculturalism and Literacy	16,313	16,883	(570)	17,289	21,279	21,279	—	21,128
Tourism, Culture, Heritage, Sport and
Consumer Protection	66,563	69,191	(2,628)	67,275	84,752	85,312	(560)	85,957
Enabling Appropriations	2,196	2,778	(582)	2,905	10,387	10,579	(192)	3,400
Other Appropriations	51,199	55,943	(4,744)	42,845	154,070	41,587	112,483	246,745

Total Justice and Other Expenditures	607,255	619,337	(12,082)	604,829	979,450	874,785	104,665	1,052,619

Debt Servicing Costs	137,753	135,897	1,856	148,379	215,000	230,000	(15,000)	208,071

Total Expenditure	9,000,016	9,023,956	(23,940)	8,744,052	12,516,383	12,339,124	177,259	12,206,707
Subtract: Total Revenue Estimate (Appendix I)	8,747,109	8,764,747	(17,638)	8,466,910	12,077,733	11,944,681	133,052	11,555,029
In-Year Adjustment/Lapse	—	—	—	—	(17,500)	(70,000)	52,500	—

NET INCOME (LOSS)	(252,907)	(259,209)	6,302	(277,142)	(421,150)	(324,443)	(96,707)	(651,678)

1.	For comparative purposes the 2013/14 Actual has been re-stated to reflect the 2014/15 appropriation structure.
2.	Budget figures are adjusted to include Enabling Appropriations.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2014

2014/15 Core Government Part B Capital Investment UNAUDITED	Appendix III

	Year-to-Date to December 31				Full Year
	2014/15			2013/14 Actual	2014/15			2013/14 Actual
($000s)	Actual	Estimated	Variance		Forecast	Budget[1]	Variance

Agriculture, Food and Rural Development	66	366	(300)	696	743	743	-	1,016
Conservation and Water Stewardship	18,295	18,313	(18)	15,874	29,849	30,529	(680)	25,101
Education and Advanced Learning	-	-	-	208	100	100	-	212
Family Services	56	294	(238)	93	857	863	(6)	267
Finance	2,008	1,362	646	-	2,119	2,119	-	119
Health, Healthy Living and Seniors	177	334	(157)	652	840	1,040	(200)	1,102
Infrastructure and Transportation	462,296	496,719	(34,423)	336,224	634,882	682,920	(48,038)	486,193
Jobs and the Economy	2,407	2,696	(289)	9,237	5,188	5,188	-	12,671
Justice	221	1,355	(1,134)	604	2,806	2,831	(25)	1,621
Mineral Resources	1	196	(195)	-	196	196	-	-
Tourism, Culture, Heritage, Sport and Consumer Protection	-	-	-	-	110	110	-	103
Internal Service Adjustments	-	-	-	-	-	14,940	(14,940)	-

Total Capital Investment	485,527	521,635	(36,108)	363,588	677,690	741,579	(63,889)	528,405

1.	Budget figures are adjusted to include Internal Service Adjustments (an Enabling Appropriation).